UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2019**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the company")

Short-form announcement

Audited financial results for the year ended 30 June 2019

Earnings performance
Our foundation business delivered resilient results with a mostly strong volume and
normalised cash fixed cost performance against the backdrop of a challenging
macroeconomic environment. Our business was impacted by market and geopolitical risk,
including subdued growth in global gross domestic product (GDP).

Our gross margin percentage decreased 2% compared to the prior year driven by a softer
macro environment negatively impacting supply-demand dynamics especially in our
chemicals business. We view this as temporary as the market is expected to recover over
the short-to-medium term. Our Energy business benefitted from higher crude oil prices and
higher diesel differentials. These benefits were partly offset by weaker petrol differentials
driven by negative supply-demand fundamentals.

Cash fixed cost, excluding capital growth and the impact of exchange rates, increased by
5,7%, relative to our internal 6% inflation target. Our cost management processes remain
robust while we continue to evaluate further opportunities to embed our continuous
improvement efforts. The sustained competitiveness of our business remains top of mind.

Adjusted EBITDA[1] decreased 9% compared to the prior year due to lower chemical product
prices and higher LCCP (Lake Charles Chemicals Project) operating cost. As the LCCP
progresses through the sequential beneficial operation schedule, the costs associated with
relevant units are expensed while the gross margin contribution follows the ramp-up profile
and inventory build. We expect a closer match between margin and costs for the LCCP to be
achieved from 2020.
EBIT (Earnings before interest and tax) decreased 45% to R9,7 billion, largely due to
significant remeasurement items of R18,6 billion (US$1,3 billion) recorded in the current year
resulting from softer chemical prices as well as the higher than anticipated capital spend on
the LCCP.

Core headline earnings per share (CHEPS)[2] increased 5% to R38,13 compared to the prior
year. Headline earnings per share (HEPS) increased 12% to R30,72 per share compared to
the prior year. The increase in core headline earnings continues to reflect our cash flow
generating ability from our foundation businesses despite weaker chemicals pricing.

Key metrics	2019	2018	Change %
EBIT (R million)	9 697	17 747	(45)
Headline earnings (R million)	18 941	16 798	13

Earnings per share (Rand)	6,97	14,26	(51)
Headline earnings per share (Rand)	30,72	27,44	12
Core headline earnings per share[2] (Rand)	38,13	36,38	5
Dividend per share (Rand)	5,90	12,90	(54)
- Interim (Rand)	5,90	5,00	18
- Final (Rand)	-	7,90	(100)

1   Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, movement in rehabilitation provisions due to discount rate changes, unrealised translation gains and losses, and unrealised gains and losses on hedging activities. This constitutes pro forma financial information and should be read in conjunction with the full announcement.

2   Core headline earnings per share adjust the standard JSE definition of headline earnings for the impact of translation gains arising on the translation of monetary assets and liabilities to functional currency, market-to-market valuation of hedges, Sasol Khanyisa equity-settled share-based payments recorded in the income statement, LCCP losses during ramp-up and provision for significant tax litigation matters. This constitutes pro forma financial information and should be read in conjunction with the full announcement.

Net asset value	2019	2018	Change %
Total assets (R million)	469 968	439 235	7
Total liabilities (R million)	(244 173)	(210 627)	16
Total equity (R million)	**225 795**	**228 608**	**(1)**

Turnover (R million)			EBIT (R million)	
2018[1]	2019		2019	2018[1]
19 797	20 876	Mining	4 701	5 244
4 198	5 184	Exploration and Production International	(889)	(3 683)
69 773	83 803	Energy	16 566	14 081
43 951	48 813	Base Chemicals	(1 431)	918
64 887	68 296	Performance Chemicals	(7 040)	7 853
52	78	Group Functions	(2 210)	(6 666)
202 658	**227 050**	**Group performance**	**9 697**	**17 747**
(21 197)	(23 474)	Intersegmental turnover		
181 461	**203 576**	**External turnover**		

1   Restated for the transfer of the Phenolics, Ammonia and Specialty Gases business from Performance Chemicals to Base Chemicals.

Balance sheet management

Cash generated by operating activities increased to R51 billion compared to R43 billion in the prior year. This was largely attributable to favourable Brent crude oil prices and the exchange rate, together with our strong working capital performance. These benefits were offset by softer chemical prices and losses attributable to the LCCP incurring costs with limited corresponding returns while in ramp-up phase.

Our net cash on hand position decreased from R17,0 billion to R15,8 billion as at 30 June 2019.

Actual capital expenditure, including accruals, amounted to R56 billion. This includes R30 billion (US$2,1 billion) relating to the LCCP. The higher LCCP capital cash flows and significant impairments recorded increased our gearing to 56,3%, which is above our previous market guidance of 44 – 49%.

We continue to actively manage the balance sheet with the objective of maintaining a robust liquidity position and a balanced debt maturity profile. Active balance sheet management will remain a key ongoing focus during this peak gearing phase.

During 2019, we refinanced the US$4 billion LCCP asset-based facility in two phases, initially by the issue of US$2,25 billion of US dollar-denominated bonds and thereafter by a US$1,8 billion 5-year bank loan financing (with a net debt: EBITDA covenant of 3,0 times).

The US dollar bond issue was Sasol's first such issuance since the inaugural US$1 billion 10-year bond issued in 2012. The issuance comprised a US$1,5 billion 5,5-year bond and a US$0,75 billion 10-year bond. This refinancing enabled Sasol to optimise our mix of funding instruments between bank loans and bond market, while at the same time extending the maturity of the debt profile from 2021 to as far out as 2028. An additional benefit of refinancing away from asset-based security was that S&P re-rated the 2012 bond back to the same investment grade level as Sasol Limited. The US$1,8 billion bank loan was closed in June 2019.

As part of the refinancing, we agreed with our lenders to amend the net debt: EBITDA covenant from 2,5 times to 3,0 times under the US$3,9 billion Revolving Credit Facility entered into in 2017. Our net debt: EBITDA at 30 June 2019 was 2,6 times, with the banks definition of net debt: EBITDA expected to range between 2,2 and 2,4 times, which remains well below the covenant.

In addition, in the domestic South African market, we have both bank loan facilities, and the R8 billion Domestic Medium Term Note Programme (DMTN) which was established in 2017. In August 2019 Sasol issued our inaugural paper to the value of R2,2 billion in the local debt market under the DMTN programme.

Another key element of financial market risk management is our hedging programme. We continue to make good progress with hedging our currency and ethane exposure. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com). We will continue to hedge our net cash exposures for our balance sheet for 2020 and 2021 and will reduce our cover ratios once we are satisfied with the balance sheet's gearing levels.

In line with our capital allocation framework, we continue to hold a long-term commitment to maintain our investment grade credit ratings.

Dividend
After careful consideration of our current leverage and the volatility in the macroeconomic environment, the Board has made the decision to pass the final dividend to protect and strengthen our balance sheet. We continue to ensure that we deliver the key elements of our strategy, particularly the final completion of the LCCP. The Board may further consider the passing of the 2020 interim dividend based on the health of the balance sheet credit metrics at that stage.

Board activities

In May 2019, the Board commissioned an independent review into the circumstances that may have delayed the prompt identification and reporting of the LCCP cost and schedule overruns. The review has now been concluded. Management has determined that, as of 30 June 2019, the Company's internal control over financial reporting was ineffective due to the existence of a material weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies, the remediation of which had not been fully implemented and validated as of year-end.

There were no restatements to earnings, financial position or cash flow. Please refer to the Company's announcement on 28 October 2019 for more information on the conclusions and remediation.

Change in directors and Company Secretary

The following changes to the Board and the Company Secretary of the Company occurred after the publication of the Company's interim results on 22 February 2019:

- Mr SA Nkosi was appointed as a Non-executive Director and Chairman Designate with effect from 1 May 2019. Mr Nkosi will become Chairman at the conclusion of the Annual General Meeting (AGM) on 27 November 2019.

- Dr MSV Gantsho and Mr MJN Njeke will retire as Non-executive Directors at the conclusion of the AGM on 27 November 2019.

- Mr S Westwell will succeed Mr MJN Njeke as Lead Independent Director with effect from the conclusion of the AGM.

- Mr B Nqwababa and Mr S Cornell resigned as Joint Presidents and Chief Executive Officers and as Executive Directors with effect from 1 November 2019.

- Mr FR Grobler was appointed as President and Chief Executive Officer and as Executive Director with effect from 1 November 2019.

- Mr VD Kahla was appointed as Executive Director with effect from 1 November 2019. He will accordingly resign as Company Secretary with effect from 1 November 2019.

- Ms MML Mokoka was appointed acting Company Secretary with effect from 1 November 2019.

Short-form statement

This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been audited and reported on by Sasol Limited's external auditors. Financial figures in this announcement have been correctly extracted from the audited annual financial statements. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 28 October 2019, via the JSE link. The full announcement and the FY19 annual financial statements will be available on the Company's website at https://www.sasol.com/investor-centre/reporting/annual-financial-results-2019.

Copies of the full announcement may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280, alternatively collected from the Group's registered office, Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090 at no charge, weekdays during office hours.

The JSE link is as follows:
 https://senspdf.jse.co.za/documents/2019/JSE/ISSE/SOL/FY19Result.pdf.

The Chief Executive Officer will host a conference call and webcast at 15h30 (SA) to discuss the results and give an update on other business activities.

Conference call details:

Monday, 28 October 2019	Time	Dial-in numbers	Replay numbers
South Africa	15:30	+1 412 317 6061	+1 412 317 0088
United Kingdom	13:30	+1 412 317 6061	+44 (0) 20 3608 8021
United States (ET)	09:30	+1 888 317 6003	+1 877 344 7529
Singapore	21:30	+1 412 317 6061	+1 412 317 0088
Moscow, Russia	16:30	+1 412 317 6061	+ 1 412 317 0088
Toronto, Canada	09:30	+1 866 605 3851	+1 855 669 9658
Passcode:		**5196987**	**10133772**

Webcast and replay link:
https://www.webcaster4.com/Webcast/Page/2097/31177

SENS issue: 28 October 2019

Sponsor: Merrill Lynch South Africa (Pty) Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very

nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on or about 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf –million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 October 2019

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary